

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Boaz Shetzer
Chief Executive Officer
ParaZero Technologies Ltd.
30 Dov Hoz
Kiryat Ono, 5555626, Israel

      Re: ParaZero Technologies Ltd.
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted April 27, 2022
          CIK No. 0001916241

Dear Mr. Shetzer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted April 27, 2022

Our business, operations and financial performance..., page 20

1.   We note your risk factor that your supply chain may be impacted by the COVID-19 pandemic. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Huberman